02050229

SIGNED COPY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

P.E.
7/31/02

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a - 16 OR 15d -16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD FROM 1 JULY 2002 TO 31 JULY 2002

IMPERIAL CHEMICAL INDUSTRIES PLC

20 MANCHESTER SQUARE, LONDON, W1U 3AN, ENGLAND

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

FORM 20-F ___X___ FORM 40-F _______.

INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES _______ NO ___X___

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b)): 82-________________.

The following information has been given to The Stock Exchange, London and is furnished pursuant to General Instruction B to the General Instructions to FORM 6-K.

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Blocklisting Interim Review
Released	09:44 11 Jul 2002
Number	4763Y

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1984 SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return:

From 1 JULY 2002 To 31 DECEMBER 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

599,868

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

599,868

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 1,900,000 £1 ORDINARY SHARES

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,193,987

Contact for queries

Name	SCOTT IRVINE
Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN
Telephone	020 7009 5258

Person making the return

Name	SCOTT IRVINE
Position	COMPANY SECRETARIAT MANAGER

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Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Blocklisting Interim Review
Released	09:46 11 Jul 2002
Number	4765Y

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1984 SENIOR STAFF SHARE OPTION SCHEME

3. Period of return:

From 1 JULY 2002 To 31 DECEMBER 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

431,654

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

431,654

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 2,900,000 £1 ORDINARY SHARES ON 19 AUGUST 1994

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,193,987

Contact for queries

Name	SCOTT IRVINE
Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN
Telephone	020 7009 5258

Person making the return

Name	SCOTT IRVINE
Position	COMPANY SECRETARIAT MANAGER

END

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Full Text Announcement

Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Blocklisting Interim Review
Released	09:47 11 Jul 2002
Number	4766Y

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of scheme

1994 UK SHARESAVE SCHEME

3. Period of return:

From 1 JULY 2002 To 31 DECEMBER 2002

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,674,627

5. Number of shares issued / allotted under scheme during period:

5,434

6. Balance under scheme not yet issued / allotted at end of period

1,669,193

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

BLOCK LISTING OF 3,000,000, £1 ORDINARY SHARES ON 9 JUNE 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records

1,191,193,987

Contact for queries

Name	SCOTT IRVINE
Address	20 MANCHESTER SQUARE, LONDON, W1U 3AN
Telephone	020 7009 5258

Person making the return

Name	SCOTT IRVINE
Position	COMPANY SECRETARIAT MANAGER

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Company Imperial Chemical Industries PLC
TIDM ICI
Headline Holding(s) in Company
Released 09:24 23 Jul 2002
Number 9808Y

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS LP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

540 CUSTODIAN BANKS

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF £1

10) Date of transaction

NOT DISCLOSED

11) Date company informed

22 JULY 2002

12) Total holding following this notification

79,621,245 ORDINARY SHARES AND 6,035,547 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification

8.7%

14) Any additional information

15) Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16) Name and signature of authorised company official responsible for making this notification

Date of notification 23 JULY 2002

END

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Company	Imperial Chemical Industries PLC
TIDM	ICI
Headline	Disposal
Released	09:57 29 Jul 2002
Number	2190Z

ICI COMPLETES SALE OF SECURITY SYSTEMS BUSINESS

ICI has completed the sale of its Security Systems business to Lincolnshire Management, Inc., a private equity investment firm based in New York, USA. The sale, which was first announced on June 10, 2002, represents a further step in ICI's strategy of concentrating on its specialty products and paints business. The value of the transaction is less than one per cent of ICI Group net assets, and ICI will use the proceeds for general corporate purposes.

-ENDS-

END

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4

Offering Circular

Imperial Chemical Industries PLC

(Incorporated with limited liability in England)

ICI Finance PLC

(Incorporated with limited liability in England)

ICI Investments (Netherlands) B.V.

(Incorporated with limited liability in the Netherlands and having its corporate seat in Rotterdam)

U.S.$5,000,000,000
Euro Medium Term Note Programme

Due from one month to 30 years from the date of original issue
Guaranteed
(in the case of issues by ICI Finance PLC and
ICI Investments (Netherlands) B.V.) by
Imperial Chemical Industries PLC

On 15 July 1997 Imperial Chemical Industries PLC, ICI Finance PLC and ICI Investments (Netherlands) B.V. entered into a U.S.$4,000,000,000 Euro Medium Term Note Programme (the "Programme"). On 28 April 1998 the amount of the Programme was increased to U.S.$4,500,000,000. On 17 May 2000 the amount of the Programme was increased to U.S.$5,000,000,000. This Offering Circular supersedes the previous Offering Circulars dated 15 July 1997, 28 April 1998, 7 May 1999, 17 May 2000 and 15 May 2001. Any Notes (as defined below) issued under the Programme (as defined below) after the date hereof are issued subject to the provisions set out herein.

Under the Euro Medium Term Note Programme described in this Offering Circular, Imperial Chemical Industries PLC, ICI Finance PLC and ICI Investments (Netherlands) B.V. (each an "Issuer"), subject to compliance with all relevant laws, regulations and directives, may from time to time issue Euro Medium Term Notes (the "Notes") guaranteed (in the case of issues by ICI Finance PLC and ICI Investments (Netherlands) B.V.) by Imperial Chemical Industries PLC (the "Guarantor"). The aggregate principal amount of Notes outstanding will not at any time exceed U.S.$5,000,000,000 (or the equivalent in other currencies).

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the Official List of the UK Listing Authority (the "Official List") and to the London Stock Exchange plc (the "London Stock Exchange") for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Unlisted Notes may, however, also be issued pursuant to the Programme. The relevant Pricing Supplement (as defined herein) in respect of the issue of any Notes will specify whether or not such Notes will be officially listed on the London Stock Exchange (or any other stock exchange).

A copy of this document, which comprises listing particulars approved by the UK Listing Authority in relation to Notes to be issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by Section 83 of the Financial Services and Markets Act 2000.

Each Series (as defined herein) of Notes in bearer form will be represented on issue by a temporary global note in bearer form (each a "temporary Global Note") or a permanent global note in bearer form (each a "permanent Global Note"). Notes in registered form will be represented by registered certificates (each a "Certificate"), one Certificate being issued in respect of each Noteholder's entire holding of Registered Notes of one Series. Global Notes and Certificates may be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), and/or any other agreed clearing system. The provisions governing the exchange of interests in Global Notes for other Global Notes and definitive Notes are described in "Summary of Provisions Relating to the Notes while in Global Form".

Unless otherwise specified in the relevant Pricing Supplement, Notes to be issued under the Programme will be rated Baa2 in respect of Notes with a maturity of more than one year and P2 in respect of Notes with a maturity of one year or less by Moody's Investors Service Limited ("Moody's"), and BBB in respect of Notes with a maturity of more than one year and A2 in respect of Notes with a maturity of one year or less by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"). Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned to Notes issued under the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.

Arranger
Deutsche Bank

Dealers

ABN AMRO
BNP PARIBAS
Deutsche Bank
JPMorgan
Schroder Salomon Smith Barney
Barclays Capital
Credit Suisse First Boston
HSBC
Mizuho International plc
The Royal Bank of Scotland
UBS Warburg

The date of this Offering Circular is 15 May 2002

This Offering Circular, with the exception of the information contained on pages 41 and 42, comprises listing particulars in relation to Imperial Chemical Industries PLC and, with the exception of the information contained on pages 34 to 38, 41 and 42 comprises listing particulars in relation to ICI Finance PLC and, with the exception of the information contained on pages 33 to 40, comprises listing particulars in relation to ICI Investments (Netherlands) B.V., given in compliance with the listing rules made under Section 73 of the Financial Services and Markets Act 2000 by the Financial Services Authority, for the purpose of giving information with regard to Imperial Chemical Industries PLC, ICI Finance PLC, ICI Investments (Netherlands) B.V. and the Notes. Accordingly, each Issuer accepts responsibility for the information contained in its listing particulars. To the best of the knowledge and belief of each Issuer (each of which has taken all reasonable care to ensure that such is the case), such information contained in its listing particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

Each of the Issuers and the Guarantor having made all reasonable enquiries confirms that this document contains all information with respect to each Issuer, the Guarantor, the Guarantor and its subsidiary undertakings taken as a whole (the "Group" or the "ICI Group") and the Notes that is material in the context of the issue and offering of the Notes, the statements contained in it relating to each Issuer, the Guarantor and the Group are in every material particular true and accurate and not misleading, the opinions and intentions expressed in this Offering Circular with regard to each Issuer, the Guarantor and the Group are honestly held, have been reached after considering all relevant circumstances and are based on reasonable assumptions, there are no other facts in relation to any Issuer, the Guarantor, the Group or the Notes the omission of which would, in the context of the issue and offering of the Notes, make any statement in this Offering Circular misleading in any material respect and all reasonable enquiries have been made by the Issuers and the Guarantor to ascertain such facts and to verify the accuracy of all such information and statements. Any reference in this Offering Circular to Listing Particulars means this Offering Circular excluding all information incorporated by reference. The Issuers and the Guarantor have confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the UK Listing Authority. The Issuers and the Guarantor believe that none of the information incorporated in the Offering Circular by reference conflicts in any material respect with the information included in the Listing Particulars.

Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing at Fitzroy House, 13–15 Epworth Street, London EC2A 4DL and from the specified office set out below of each of the Paying Agents (as defined below). Any reference in this Offering Circular to Listing Particulars means this Offering Circular excluding all information incorporated by reference.

No person has been authorised to give any information or to make any representation other than those contained in this Offering Circular in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by any Issuer, the Guarantor or any of the Dealers or the Arranger (as defined in "Summary of the Programme"). Neither the delivery of this Offering Circular nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of any Issuer or the Guarantor since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that there has been no adverse change in the financial position of any Issuer or the Guarantor since the date hereof or the date upon which this Offering Circular has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Offering Circular and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuers, the Guarantor, the Dealers and the Arranger to inform themselves about and to observe any such restriction.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and include Notes in bearer form that are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons. For a description of certain restrictions on offers and sales of Notes and on distribution of this Offering Circular, see "Subscription and Sale".

Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

This Offering Circular does not constitute an offer of, or an invitation by or on behalf of any Issuer, the Guarantor, the Arranger or the Dealers to subscribe for, or purchase, any Notes.

The Arranger and the Dealers have not separately verified the information contained in this Offering Circular. None of the Dealers and the Arranger makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Offering Circular. Neither this Offering Circular nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any Issuer, the Guarantor, the Arranger or the Dealers that any recipient of this Offering Circular or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Offering Circular and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers and the Arranger undertakes to review the financial condition or affairs of any Issuer or the Guarantor during the life of the arrangements contemplated by this Offering Circular nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

In connection with any Tranche (as defined in "Summary of the Programme"), one of the Dealers will act as a Stabilising Manager (the "Stabilising Manager"). The identity of the Stabilising Manager will be disclosed in the relevant Pricing Supplement. References in the next paragraph to "this issue" are to each Tranche in relation to which a Stabilising Manager is appointed.

In connection with this issue, the Stabilising Manager or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

In this Offering Circular, unless otherwise specified or the context otherwise requires, references to "U.S.$" are to U.S. dollars, to "NLG" are to Dutch guilders, to "£" are to pounds sterling, and to "euro" and € are to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

DOCUMENTS INCORPORATED BY REFERENCE

This Offering Circular should be read and construed in conjunction with each relevant Pricing Supplement, the most recently published audited annual accounts, and any interim accounts (whether audited or unaudited) published subsequently to such annual accounts, of each Issuer and the Guarantor from time to time, which shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided, however, that such incorporated documents do not form a part of the Listing Particulars) and which shall be deemed to modify or supersede the contents of this Offering Circular to the extent that a statement contained in any such document is inconsistent with such contents which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as to modified or superseded, to constitute a part of this Offering Circular.

SUPPLEMENTARY LISTING PARTICULARS

If at any time the Issuers shall be required to prepare supplementary listing particulars pursuant to Section 81 of the Financial Services and Markets Act 2000, the Issuers will prepare and make available an appropriate amendment or supplement to this Offering Circular or a further offering circular which, in respect of any subsequent issue of Notes to be listed on the Official List of the UK Listing Authority, shall constitute supplementary listing particulars as required by the UK Listing Authority and Section 81 of the Financial Services and Markets Act 2000.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from and is qualified in its entirety by the remainder of this Offering Circular.

Issuers:	Imperial Chemical Industries PLC, ICI Finance PLC and ICI Investments (Netherlands) B.V.
Guarantor (in respect of issues by ICI Finance PLC and ICI Investments (Netherlands) B.V.):	Imperial Chemical Industries PLC.
Description:	Euro Medium Term Note Programme.
Programme Size:	Up to U.S.$5,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate principal amount of Notes outstanding at any one time.
Arranger:	Deutsche Bank AG London.
Dealers:	ABN AMRO Bank N.V., Barclays Bank PLC, BNP PARIBAS, Credit Suisse First Boston (Europe) Limited, Deutsche Bank AG London, HSBC Bank plc, J.P. Morgan Securities Ltd., Mizuho International plc, Salomon Brothers International Limited, The Royal Bank of Scotland plc and UBS AG, acting through its business group UBS Warburg. The Issuers may from time to time terminate the appointment of any dealer under the Programme or appoint additional dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Offering Circular to "Permanent Dealers" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "Dealers" are to all Permanent Dealers and all persons appointed as a dealer in respect of one or more Tranches.
Fiscal Agent:	JPMorgan Chase Bank.
Method of Issue:	The Notes will be issued on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "Series") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "Tranche") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and principal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a pricing supplement to this Offering Circular (a "Pricing Supplement").
Issue Price:	Notes may be issued at their principal amount or at a discount or premium to their principal amount. Partly Paid Notes may be issued, the issue price of which will be payable in two or more instalments.
Form of Notes:	The Notes may be issued in bearer form only ("Bearer Notes"), in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") or in registered form only ("Registered Notes"). Each Tranche of Bearer Notes and Exchangeable Bearer Notes will be represented on issue by a temporary Global Note if (i) definitive Notes are to be made available to Noteholders

following the expiry of 40 days after their issue date or (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "Summary of the Programme – Selling Restrictions"), otherwise such Tranche will be represented by a permanent Global Note. Registered Notes will be represented by Certificates, one Certificate being issued in respect of each Noteholder's entire holding of Registered Notes of one Series. Certificates representing Registered Notes that are registered in the name of a nominee for one or more clearing systems are referred to as "Global Certificates".

Clearing Systems:	Clearstream, Luxembourg and Euroclear, and such other clearing system as may be agreed between the relevant Issuer, the Fiscal Agent and the relevant Dealer.
Initial Delivery of Notes:	On or before the issue date for each Tranche, the Global Note representing Bearer Notes or Exchangeable Bearer Notes or the Global Certificate representing Registered Notes may be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and/or any other agreed clearing system. Global Notes or Global Certificates may also be deposited with any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the relevant Issuer, the Fiscal Agent and the relevant Dealer. Registered Notes that are to be credited to one or more clearing systems on issue will be registered in the name of nominees or a common nominee for such clearing systems.
Currencies:	Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in U.S. dollars, Australian dollars, Canadian dollars, Danish kroner, euro, Hong Kong dollars, New Zealand dollars, sterling, Swedish kronor, Swiss francs or yen or in other currencies if the relevant Issuer, the Guarantor (where applicable) and the relevant Dealer so agree.
Swiss Francs:	Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8 November 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2 December 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the "Swiss Dealer"), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24 March 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.
Notes with a Maturity of Less Than One Year:	Notes issued on terms that they must be redeemed before their first anniversary will, if the proceeds of the issue are accepted in the United Kingdom, constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the

Financial Services and Markets Act 2000 unless they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent, see "Subscription and Sale".

Maturities: Subject to compliance with all relevant laws, regulations and directives, any maturity between one month and 30 years unless otherwise permitted by then current laws, regulations and directives.

Denomination: Definitive Notes will be in such denominations as may be specified in the relevant Pricing Supplement, save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant currency specified, see "Notes with a Maturity of Less Than One Year".

Fixed Rate Notes: Fixed interest will be payable in arrear on the date or dates in each year. Fixed interest will be payable on such date or dates as may be agreed between the relevant Issuer and the relevant Dealer and as set out in the relevant Pricing Supplement and on redemption and will be calculated on the basis of such Fixed Day Count Fraction as may be agreed between the relevant Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions, (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(iii) on such other basis as may be agreed between the relevant Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the relevant Issuer and the relevant Dealer and set out in the relevant Pricing Supplement for each Series of Floating Rate Notes.

Zero Coupon Notes: Zero Coupon Notes may be issued at their principal amount or at a discount to it and will not bear interest.

Variable Coupon Amount Notes: The Pricing Supplement issued in respect of each issue of variable coupon amount Notes will specify the basis for calculating the amounts of interest payable, which may be by reference to a stock index or formula or as otherwise provided in the relevant Pricing Supplement.

Interest Periods and Interest Rates: The length of the interest periods for the Notes and the applicable interest rate or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. Interest on Floating Rate Notes in respect of each Interest Period, as agreed prior to issue by the relevant Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Floating Day Count Fraction, as may be agreed between the relevant Issuer and the relevant Dealer.

Variable Redemption Amount Notes:	The Pricing Supplement issued in respect of each issue of variable redemption amount Notes will specify the basis for calculating the redemption amounts payable, which may be by reference to a stock index or formula or as otherwise provided in the relevant Pricing Supplement. Notes issued on terms that they must be redeemed before their first anniversary may be subject to restrictions on their denomination and distribution, see "*Notes with a Maturity of Less Than One Year*" above.
Redemption by Instalments:	The Pricing Supplement issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.
Other Notes:	Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes, Partly Paid Notes and any other type of Note that the relevant Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Pricing Supplement.
Optional Redemption:	The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the relevant Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption.
Status of Notes:	The Notes and (if applicable) the guarantee in respect of them will constitute unsubordinated and unsecured obligations of the relevant Issuer and the Guarantor, respectively, all as described in "Terms and Conditions of the Notes – [Guarantee and] Status".
Negative Pledge:	See "Terms and Conditions of the Notes – Negative Pledge".
Cross Default:	See "Terms and Conditions of the Notes – Events of Default".
Rating:	Unless otherwise specified in the relevant Pricing Supplement, Notes to be issued under the Programme will be rated Baa2 in respect of Notes with a maturity of more than one year and P2 in respect of Notes with a maturity of one year or less by Moody's Investors Service Limited ("Moody's"), BBB in respect of Notes with a maturity of more than one year and A2 in respect of Notes with a maturity of one year or less by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("Standard & Poor's"). Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating assigned to Notes issued under the Programme. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, change or withdrawal at any time by the assigning rating agency.
Early Redemption:	Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the relevant Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes – Redemption, Purchase and Options".
Withholding Tax:	All payments of principal and interest in respect of the Notes will be made free and clear of withholding taxes of the United Kingdom or, in the case of Notes issued by ICI Investments (Netherlands) B.V., the Netherlands, subject to customary

exceptions, all as described in "Terms and Conditions of the Notes – Taxation".

Governing Law:	English.
Listing:	Application has been made to admit Notes issued under the Programme to the Official List and to admit them to trading on the London Stock Exchange and/or such other or further exchange as otherwise specified in the relevant Pricing Supplement. As specified in the relevant Pricing Supplement, a Series of Notes may be unlisted.
Selling Restrictions:	United States, United Kingdom, Netherlands, Germany and Japan. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche of Notes additional restrictions may be imposed which will be set out in the relevant Pricing Supplement. The Issuers and the Guarantor are Category 2 for the purposes of Regulation S under the Securities Act. Notes issued in bearer form will be issued in compliance with U.S. Treas. Reg. 1.163-5(c)(2)(i)(D) (the "D Rules") unless the relevant Pricing Supplement states that Notes are issued in compliance with U.S. Treas. Reg. 1.163-5(c)(2)(i)(C) (the "C Rules").

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Pricing Supplement, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the Pricing Supplement or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on such Bearer Notes or on the Certificates relating to such Registered Notes. Provisions in square brackets are only applicable to Notes issued by ICI Finance PLC or ICI Investments (Netherlands) B.V. and, where two provisions in square brackets are separated by an oblique, the first shall be applicable to Notes issued by Imperial Chemical Industries PLC and the second shall be applicable to Notes issued by ICI Finance PLC or ICI Investments (Netherlands) B.V. Provisions in square brackets preceded by an asterisk and separated by an oblique are applicable to Notes issued by ICI Investments (Netherlands) B.V. and where two provisions in square brackets are separated by an oblique and preceded by an asterisk, the first shall be applicable to Notes issued by Imperial Chemical Industries PLC or ICI Finance PLC and the second shall be applicable to Notes issued by ICI Investments (Netherlands) B.V. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Pricing Supplement. Those definitions will be endorsed on the definitive Notes or Certificates, as the case may be. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.

The Notes are issued pursuant to an amended and restated Agency Agreement dated 15 May 2001 (as amended or supplemented from time to time, the "Agency Agreement") between Imperial Chemical Industries PLC, ICI Finance PLC and ICI Investments (Netherlands) B.V. (together, the "Issuers" and, for the purposes of these Conditions, such of them as is named on this [Note]/[Certificate] as the issuer being the "Issuer"), Imperial Chemical Industries PLC in its capacity as the guarantor (the "Guarantor"), JPMorgan Chase Bank, formerly The Chase Manhattan Bank as fiscal agent and the other agents named in it and with the benefit of (i) in the case of Notes issued by Imperial Chemical Industries PLC, the Deed of Covenant dated 15 May 2001 executed by Imperial Chemical Industries PLC and (ii) in the case of Notes issued by ICI Finance PLC or ICI Investments (Netherlands) B.V. the Deeds of Covenant dated 15 May 2001 executed by ICI Investments (Netherlands) B.V. and ICI Finance PLC respectively and, in each case, by Imperial Chemical Industries PLC (as amended or supplemented as at the Issue Date, the "Deeds of Covenant"). The fiscal agent, the paying agents, the registrar, the transfer agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "Fiscal Agent", the "Paying Agents" (which expression shall include the Fiscal Agent), the "Registrar", the "Transfer Agents" and the "Calculation Agent(s)". The Noteholders (as defined below), the holders of the interest coupons (the "Coupons") appertaining to interest bearing Notes in bearer form and, where applicable in the case of such Notes, talons for further Coupons (the "Talons") (the "Couponholders") and the holders of the receipts for the payment of instalments of principal (the "Receipts") relating to Notes in bearer form of which the principal is payable in instalments are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement and the Deeds of Covenant are available for inspection at the specified offices of each of the Paying Agents, the Registrar and the Transfer Agents.

1. Form, Denomination and Title

The Notes are issued in bearer form ("Bearer Notes", which expression includes Notes that are specified to be Exchangeable Bearer Notes), in registered form ("Registered Notes") or in bearer form exchangeable for Registered Notes ("Exchangeable Bearer Notes") in each case in the Specified Denomination(s) shown hereon.

All Registered Notes shall have the same Specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Specified Denomination as the lowest denomination of Exchangeable Bearer Notes.

Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Notes that do not bear interest in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable. Any Bearer Note the principal amount of which is redeemable in instalments is issued with one or more Receipts attached.

Registered Notes are represented by registered certificates ("Certificates") and, save as provided in Condition 2*(c)*, each Certificate shall represent the entire holding of Registered Notes by the same holder.

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Title to the Registered Notes shall pass by registration in the register that the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the "Register"). Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, trust or an interest in it, any writing on it (or on the Certificate representing it) or its theft or loss (or that of the related Certificate) and no person shall be liable for so treating the holder.

In these Conditions, "Noteholder" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), "holder" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

2. Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) Exchange of Exchangeable Bearer Notes

Subject as provided in Condition *2(f)*, Exchangeable Bearer Notes may be exchanged for the same aggregate principal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Receipts, Coupons and Talons relating to it, at the specified office of any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7*(b)*) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination. Bearer Notes that are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) Transfer of Registered Notes

One or more Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the Certificate representing such Registered Notes to be transferred, together with the form of transfer endorsed on such Certificate duly completed and executed and any other evidence as the Registrar or Transfer Agent may reasonably require. In the case of a transfer of part only of a holding of Registered Notes represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor.

(c) Exercise of Options or Partial Redemption in Respect of Registered Notes

In the case of an exercise of an Issuer's or Noteholders' option in respect of, or a partial redemption of, a holding of Registered Notes represented by a single Certificate, a new Certificate shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Certificates shall be issued in respect of those Notes of that holding that have the same terms. New Certificates shall only be issued against surrender of the existing Certificates to the Registrar or any Transfer Agent. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Certificate representing the enlarged holding shall only be issued against surrender of the Certificate representing the existing holding.

(d) Delivery of New Certificates

Each new Certificate to be issued pursuant to Conditions *2(a)*, *(b)* or *(c)* shall be available for delivery within three business days of receipt of the request for exchange, form of transfer or Exercise Notice or surrender of the Certificate for exchange. Delivery of the new Certificate(s) shall be made at the specified office of the Transfer Agent or of the Registrar (as the case may be) to whom delivery or surrender of such request for exchange, form of transfer, Exercise Notice or Certificate shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant request for exchange, form of transfer, Exercise Notice or otherwise in writing, be mailed by uninsured post at the risk of the holder entitled to the new Certificate to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Agent the costs of such other method of delivery and/or such insurance as it may specify. In this Condition *(d)*, "business day" means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar.

(e) Exchange Free of Charge

Exchange and transfer of Notes and Certificates on registration, transfer, partial redemption or exercise of an option shall be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(f) Closed Periods

No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s) (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days before any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 6*(d)*, (iii) after any such Note has been called for redemption or (iv) during the period of seven days ending on (and including) any Record Date. An Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more Registered Note(s) in respect of which the Certificate is simultaneously surrendered not later than the relevant Record Date.

3. [Guarantee and] Status

[(a) Guarantee

The Guarantor has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Notes, Receipts and Coupons. Its obligations in that respect (the "Guarantee") are contained in the Deeds of Covenant executed by ICI Finance PLC or ICI Investments (Netherlands) B.V. respectively and, in each case, by Imperial Chemical Industries PLC.]

[(b)] Status of Notes [and Guarantee]

The Notes and the Receipts and Coupons constitute (subject to Condition 4) unsecured obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves. The payment obligations of the Issuer under the Notes and the Receipts and Coupons [and of the Guarantor under the Guarantee] shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer [and the Guarantor, respectively,] present and future.

4. Negative Pledge

(a) So long as any of the Notes, Receipts or Coupons remains outstanding (as defined in the Agency Agreement):

   (i) [neither] the Issuer [nor the Guarantor] shall [not] create or permit to subsist any mortgage, charge, pledge, lien or other form of encumbrance or security interest ("Security") upon the whole or any part of its undertaking, assets or revenues present or future to secure any Relevant Debt, or any guarantee of or indemnity in respect of any Relevant Debt;

   (ii) [each of] the Issuer [and the Guarantor] shall procure that no other person creates or permits to subsist any Security upon the whole or any part of the undertaking, assets or revenues present or future of that other person to secure any of the Issuer's Relevant Debt [or the Guarantor's Relevant Debt], or any guarantee of or indemnity in respect of any of the Issuer's Relevant Debt [or the Guarantor's Relevant Debt]; and

   (iii) [each of] the Issuer [and the Guarantor] shall procure that no other person [other than the Guarantor] gives any guarantee of, or indemnity in respect of, any of the Issuer's Relevant Debt [or the Guarantor's Relevant Debt];

   unless, at the same time or prior thereto, the Issuer's obligations under the Notes, Receipts and Coupons [or, as the case may be, the Guarantor's obligations under the Guarantee] (A) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto, as the case may be, or (B) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by an Extraordinary Resolution (as defined in the Agency Agreement) of the Noteholders.

(b) For the purposes of this Condition:

"Relevant Debt" means any present or future indebtedness in the form of, or represented by, bonds, notes, debentures, loan stock or other securities that are for the time being, or are intended by the issuer thereof to be quoted, listed or ordinarily dealt in on any stock exchange or other relevant authority, automated trading system, over-the-counter or other securities market, denominated, payable or optionally payable in a currency other than *[pounds sterling/euro] or in *[pounds sterling/euro] but with a view to being distributed outside *[the United Kingdom/the Netherlands];

"Subsidiary" means any entity whose affairs are required by law or in accordance with generally accepted accounting principles applicable in the United Kingdom to be consolidated in the consolidated accounts of the [Issuer/Guarantor].

5. Interest and other Calculations

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year and on the Maturity Date if that does not fall on an Interest Payment Date.

Except as provided hereon, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding such date) will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified hereon, amount to the Broken Amount so specified.

As used in these Terms and Conditions, "Fixed Interest Period" means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, "Fixed Day Count Fraction" means:

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Accrual Period") is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest

Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days of 12 30-day months) divided by 360.

In these Terms and Conditions "Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to and ending on the first Determination Date falling after, such date); and

"sub-unit" means with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes

(i) Interest Payment Dates

Each Floating Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(A) the Specified Interest Payment Date(s) (each an "Interest Payment Date") in each year specified hereon; or

(B) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day on the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 5*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, "Business Day" means a day which is:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

4

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open. In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System.

(ii) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated hereon) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. each as amended and updated as at the Issue Date of the first Tranche of the Notes, (the "ISDA Definitions") and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or (ii) in any other case, as specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated hereon) the Margin (if any), all as determined by the Calculation Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Calculation Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of Condition 5*(b)*(ii)(B)(1), no such offered quotation appears or, in the case of Condition 5*(b)*(ii)(B)(2), fewer than three such offered quotations appear, in each case as at the time specified above the Calculation Agent shall request each of the Reference Banks to provide the Calculation Agent with its offered quotation (expressed as a percentage rate per annum) for the Reference Rate at approximately the Specified Time on the

Interest Determination Date in question. If two or more of the Reference Banks provide the Calculation Agent with such offered quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded if necessary to the fifth decimal place with 0.000005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Calculation Agent.

If on any Interest Determination Date one only or none of the Reference Banks provides the Calculation Agent with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Calculation Agent determines as being the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the rates, as communicated to (and at the request of) the Calculation Agent by the Reference Banks or any two or more of them, at which such banks were offered, at approximately the Specified Time on the relevant Interest Determination Date, deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate by leading banks in the London inter-bank market (if the Reference Rate is LIBOR) or the Euro-zone inter-bank market (if the Reference Rate is EURIBOR) plus or minus (as appropriate) the Margin (if any) or, if fewer than two of the Reference Banks provide the Calculation Agent with such offered rates, the offered rate for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for a period equal to that which would have been used for the Reference Rate, at which, at approximately the Specified Time on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Issuer suitable for such purpose) informs the Calculation Agent it is quoting to leading banks in the London inter-bank market (if the Reference Rate is LIBOR) or the Euro-zone inter-bank market (if the Reference Rate is EURIBOR) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be determined as at the last preceding Interest Determination Date (though substituting, where a different Margin is to be applied to the relevant Interest Period from that which applied to the last preceding Interest Period, the Margin relating to the relevant Interest Period, in place of the Margin relating to that last preceding Interest Period).

"Reference Banks" means, in the case of a determination of LIBOR, the principal London office of four major banks in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of four major banks in the Euro-zone inter-bank market, in each case selected by the Calculation Agent or as specified hereon.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

In these Terms and Conditions "Specified Time" means 11.00 a.m. (London time, in the case of a determination of LIBOR or Brussels time in the case of a determination of EURIBOR).

(iii) Minimum and/or Maximum Rate of Interest

If a Minimum Rate of Interest is specified in the applicable Pricing Supplement for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If a Maximum Rate of Interest is specified in the applicable Pricing Supplement for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period.

The Calculation Agent will calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Floating Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with the Condition 5(b):

(i) if "Actual/365" or "Actual/Actual" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified hereon, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of an Interest Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) Notification of Rate of Interest and Interest Amounts

The Calculation Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer and any stock exchange on which the relevant Floating Rate Notes are for the time being listed and notice thereof to be published in accordance with Condition 14 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 14. For the purposes of this paragraph, the expression "London Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 5*(b)*, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, [the Guarantor,] the Calculation Agent, the other Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, [the Guarantor,] the Noteholders, the Receiptholders or the Couponholders shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Accrual of interest

Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue until whichever is the earlier of:

(1) the date on which all amounts due in respect of such Note have been paid; and

(2) five days after the date on which the full amount of the moneys payable has been received by the Calculation Agent or the Registrar, as the case may be, and notice to that effect has been given in accordance with Condition 14.

6. Redemption, Purchase and Options

(a) Redemption by Instalments and Final Redemption

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6*(d)* or 6*(e)*, each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding principal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the principal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6*(d)* or 6*(e)*, each Note shall be finally redeemed on the Maturity Date specified hereon at its Final Redemption Amount (which, unless otherwise provided, is its principal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

(b) Early Redemption Amounts and Late Payment of Zero Coupon Notes

The Early Redemption Amount of each Note will be calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified hereon, or determined in the manner specified hereon or, if no such amount or manner is so specified, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the "Amortised Face Amount") calculated in accordance with the following formula:

$$\text{Early Redemption Amount} = RP \times (1+AY)^{y}$$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph *(b)*(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) five days after the date on which the full amount of the moneys payable in respect of such Zero Coupon Notes has been received by the Fiscal Agent or the Registrar and notice to that effect has been given to the Noteholders in accordance with Condition 14.

(c) Redemption for Taxation Reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if this is not a Floating Rate Note) or on any Interest Payment Date (if this is a Floating Rate Note) or, if so specified hereon, at any time, on giving not less than 30 nor more than 60 days' notice to the Noteholders (which notice shall be irrevocable), at their Early Redemption Amount (together with interest accrued to the date fixed for redemption), if (i) the Issuer [(or, if the Guarantee were called, the Guarantor)] has or will become obliged to pay additional amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom *[or the Netherlands] or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date and (ii) such obligation cannot be avoided by the Issuer [(or the Guarantor, as the case may be)] taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer (or the Guarantor, as the case may be) would be obliged to pay such additional amounts were a payment in respect of the Notes [(or the Guarantee, as the case may be)] then due. Before the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent a certificate signed by two Directors of the Issuer [(or the Guarantor, as the case may be)] stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and an opinion of independent legal advisers of recognised standing to the effect that the Issuer [(or the Guarantor, as the case may be)] has or will become obliged to pay such additional amounts as a result of such change or amendment.

(d) Redemption at the Option of the Issuer (Issuer Call) and Exercise of Issuer's Options

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, on giving not less than 30 nor more than 60 days' irrevocable notice to the Noteholders, redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Option Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or more than a Higher Redemption amount, in each case as may be specified in the applicable Pricing Supplement.

If so specified in the applicable Pricing Supplement, the Issuer may, on giving not less than the period of notice specified therein to the Noteholders, exercise any Issuer's option in relation to all, or if so provided some of the Notes in the principal amount or integral multiples thereof on the date or dates so provided and otherwise as set out in the applicable Pricing Supplement.

All Notes in respect of which any such notice is validly given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the certificate numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and requirements of any stock exchange or any other relevant authority.

(e) Redemption at the Option of Noteholders (Investor Put) and Exercise of Noteholders' Options

If Investor Put is specified in applicable Pricing Supplement, the Issuer will, upon due exercise by a holder and at the expiry of the relevant notice period, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

To exercise such option or any other Noteholders' option that may be set out hereon the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent or (in the case of Registered Notes) the Certificate representing such Note(s) with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ("Exercise Notice") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable), in each case not later than 30 days prior to the relevant Optional Redemption Date. No Note or Certificate so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) Purchases

The Issuer[, the Guarantor] and any of [its/their] subsidiaries may at any time purchase Notes (provided that all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith) in the open market or otherwise at any price. Such Notes may be held, reissued, resold or, at the option of the Issuer [or the Guarantor, as the case may be,] surrendered to any Paying Agent for cancellation.

(g) Cancellation

All Notes purchased by or on behalf of the Issuer[, the Guarantor] or any of [its/their] respective subsidiaries may be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Fiscal Agent and, in the case of Registered Notes, by surrendering the Certificate representing such Notes to the Registrar and, in each case, if so surrendered, shall, together with all Notes redeemed by the Issuer, be cancelled forthwith (together with all unmatured Receipts and Coupons and unexchanged Talons attached thereto or surrendered therewith). Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer [and the Guarantor] in respect of any such Notes shall be discharged.

7. Payments and Talons

(a) Bearer Notes

Payments of principal and interest in respect of Bearer Notes shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7*(f)*(vi)) or Coupons (in the case of interest, save as specified in Condition 7*(f)*(ii)), as the case may be, at the specified office of any Paying Agent outside the United States (A) in the case of a Specified Currency other than euro, by a cheque payable in such Specified Currency in which such payment is due drawn on, or, at the option of the holder, by transfer to an account denominated in such Specified Currency with, a bank in the principal financial centre for such Specified Currency provided that in the case of Japanese yen, the transfer shall be to a non-resident Japanese yen account with an authorised foreign exchange bank (in the case of payment to a non-resident of Japan); and (B) in the case of euro, by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

(b) Registered Notes

(i) Payments of principal (which for the purposes of this Condition 7*(b)* shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes shall be made against presentation and surrender of the relevant Certificates at the specified office of any of the Transfer Agents or of the Registrar and in the manner provided in paragraph (ii) below.

(ii) Interest (which for the purpose of this Condition 7*(b)* shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes shall be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof (the "Record Date"). Payments of interest on each Registered Note shall be made in the Specified Currency in which such payments are due by cheque drawn on a bank (in the case of payment in a Specified Currency other than euro) in the principal financial centre of the country of such Specified Currency concerned and (in the case of payment in euro) any bank which processes payments in euro and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date and subject as provided in paragraph *(a)* above, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a bank in the principal financial centre of the country of that currency.

(c) Payments in the United States

Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) Payments Subject to Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) Appointment of Agents

The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents and the Calculation Agent initially appointed by the Issuer [and the Guarantor] and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, Transfer Agents and the Calculation Agent act solely as agents of the Issuer [and the Guarantor] and do not assume any obligation or relationship of agency or trust for or with any Noteholder or Couponholder. The Issuer [and the Guarantor] reserve the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Registrar, any Transfer Agent or the Calculation Agent and to appoint additional or other Paying Agents or Transfer Agents, provided that the Issuer [and the Guarantor] shall at all times maintain (i) a Fiscal Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent in relation to Registered Notes, (iv) one or more Calculation Agent(s) where the Conditions so require, (v) Paying Agents having specified offices in at least two major European cities (including London so long as the Notes are listed on the Official List of the UK Listing Authority), (vi) such other agents as may be required by any other stock exchange on which the Notes may be listed and (vii) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced, a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law.

In addition, the Issuer [and the Guarantor] shall forthwith appoint a Paying Agent in New York City in respect of any Bearer Notes denominated in U.S. dollars in the circumstances described in paragraph *(c)* above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders.

(f) Unmatured Coupons and Receipts and unexchanged Talons

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Bearer Notes should be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 9).

(ii) If the Notes so provide, upon the due date for redemption of any Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for redemption without all unmatured Coupons and any unexchanged Talon relating to it, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or Certificate representing it, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note or Certificate representing it, as the case may be.

(g) Talons

On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Bearer Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and, if necessary, another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 9).

(h) Payment Days

If any date for payment in respect of any Note, Receipt or Coupon is not a Payment Day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "Payment Day" means a day which (subject to Condition 9) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London;

(C) any Additional Financial Centre specified hereon; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

8. Taxation

All payments of principal and interest in respect of the Notes, the Receipts and the Coupons [or under the Guarantee] shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the United Kingdom *[or the Netherlands] or any authority *[thereof/of either] or *[therein/in either] having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer [or, as the case may be, the Guarantor] shall pay such additional amounts as shall result in receipt by the Noteholders and the Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) to, or to a third party on behalf of, a holder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom [or the Netherlands, as the case may be] other than the mere holding of the Note, Receipt or Coupon; or

(b) presented for payment in the *[United Kingdom/Netherlands]; or

(c) presented (or in respect of which the Certificate representing it is presented) for payment more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on presenting it for payment on the thirtieth such day; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive or law; or

(e) presented for payment by or on behalf of a holder who would be able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used in these Terms and Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Fiscal Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 14. References in these Terms and Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Final Redemption Amounts, Early Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all interest amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition.

9. Prescription

Claims against the Issuer [and the Guarantor] for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

10. *Events of Default*

If any of the following events ("Events of Default") occurs, the holder of any Note may give written notice to the Fiscal Agent at its specified office that such Note is immediately repayable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such event of default shall have been remedied prior to the receipt of such notice by the Fiscal Agent:

(i) there is a failure for more than 14 days in the payment of principal or interest in respect of the Notes or any of them when and as the same ought to be paid; or

(ii) there is a failure by the Issuer [or the Guarantor] to perform or observe any covenant, condition or provision contained in the Agency Agreement or in the Notes or the Coupons and on its part to be performed or observed (other than the obligation to pay principal or interest in respect of any of the Notes) and such failure continues unremedied for a period of 30 days; or

(iii) any indebtedness for borrowed moneys contracted by the Issuer [or the Guarantor] becomes due prior to its stated maturity by reason of a failure to observe the terms thereof or any such indebtedness is not paid at its stated maturity (or within any applicable grace period thereof) or there is a failure by the Issuer [or the Guarantor] to make any payment due under any guarantee and/or indemnity given by it in respect of any indebtedness for borrowed moneys, in each case having an aggregate principal amount in excess of U.S.$50,000,000 or its equivalent in other currencies; or

(iv) a resolution is passed or an order of a court of competent jurisdiction is made for the winding-up or dissolution or administration of the Issuer [or the Guarantor] (otherwise than for the purposes of a reconstruction, merger or consolidation the terms whereof have previously been approved by an Extraordinary Resolution of the Noteholders); or

(v) an incumbrancer takes possession or a receiver is appointed of the whole or any material part of the assets or undertaking of the Issuer [or the Guarantor] and is not paid out in full or discharged within seven days; or

(vi) a distress, execution or other process is levied or enforced upon or sued out against the whole or any material part of the property of the Issuer [or the Guarantor] and is not discharged within 90 days thereof; or

(vii) the Issuer [or the Guarantor] stops payment or (otherwise than for the purposes of such a reconstruction, merger or consolidation as is referred to in paragraph (iv) of this Condition) ceases or threatens to cease to carry on business or is unable to pay its debts, proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or a particular type of) the debts of the Issuer [or the Guarantor]; or

(viii) proceedings are initiated against the Issuer [or the Guarantor] under any applicable bankruptcy, insolvency, composition or other similar laws and such proceedings are not discharged or stayed within a period of 60 days; or

(ix) the Issuer [or the Guarantor] initiates or consents to proceedings relating to itself under any applicable bankruptcy, insolvency, composition or other similar laws or makes a conveyance or assignment for the benefit of, or enters into any composition with, its creditors generally; or

(x) any event occurs that under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of the foregoing paragraphs (iv) to (ix) (inclusive); or

(xi) the Guarantee is not (or is claimed by the Guarantor not to be) in full force and effect.

11. Meeting of Noteholders and Modifications

(a) Meetings of Noteholders

The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of any of these Terms and Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in principal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in principal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest on the Notes, (ii) to reduce or cancel the principal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount, Early Redemption Amount or Final Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Early Redemption Amount or Final Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply[,/or] (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, [or (ix) to modify or cancel the Guarantee,] in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent., or at any adjourned meeting not less than 25 per cent., in principal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

These Terms and Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Pricing Supplement in relation to such Series.

4

(b) Modification of Agency Agreement

The Issuer [and the Guarantor] shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

12. Replacement of Notes, Certificates, Receipts, Coupons and Talons

If a Note, Certificate, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and regulations of any stock exchange or any relevant authority, at the specified office of the Fiscal Agent (in the case of Bearer Notes, Receipts, Coupons or Talons) and of the Registrar (in the case of Certificates) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Certificate, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Notes, Certificates, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Certificates, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes (so that, for the avoidance of doubt, references in the conditions of such Notes to "Issue Date" shall be to the first issue date of the Notes) and so that the same shall be consolidated and form a single series with such Notes, and references in these Terms and Conditions to "Notes" shall be construed accordingly.

14. Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday (being a day other than a Saturday or Sunday) after the date of mailing. Notices to the holders of Bearer Notes shall be valid if published in a leading English Language daily newspaper of general circulation in London (which is expected to be the *Financial Times*). If any such publication is not practicable in either case, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

15. Redenomination and Exchange

(a) Redenomination

Where redenomination is specified in the applicable Pricing Supplement as being applicable, the relevant Issuer may, without the consent of the Noteholders, the Receiptholders and the Couponholders of the relevant issue, on giving at least 30 days' prior notice to the relevant Noteholders in accordance with Condition 14, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

The election will have effect as follows:

(i) each Specified Denomination will be deemed to be denominated in such amount of euro as is equivalent to its denomination in the Specified Currency at the Established Rate, subject to such provisions (if any) as to rounding (and payments in respect of fractions consequent on rounding) as the relevant Issuer may decide, after consultation with the Principal Paying Agent, and as may be specified in the notice provided that such rounding is not materially prejudicial to the Noteholders;

(ii) after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons will be made solely in euro, including payments of interest in respect of periods before the Redenomination Date, as though references in the Notes to the Specified Currency were to euro. Accordingly, payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee. Neither the relevant

4

Issuer nor any Agent shall be liable to any Noteholder or other person for any commissions, costs, losses or expenses in relation to or resulting from the credit or transfer of euro or any currency conversion or rounding effected in connection therewith;

(iii) if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period other than a Fixed Interest Period, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction (as defined in Condition *5(a)*), and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention; and

(iv) if the Notes are Floating Rate Notes, are specified hereon any relevant changes to the provisions relating to interest; and

(v) such other changes shall be made to the terms and conditions of the Notes as the relevant Issuer may decide, after consultation with the Principal Paying Agent, and as may be specified in the notice, to conform them to conventions then applicable to instruments denominated in euro or to enable the Notes to be consolidated with one or more issues of other notes, whether or not originally denominated in the Specified Currency or euro.

(b) Exchange

Where exchange is specified in the applicable Pricing Supplement as being applicable, the relevant Issuer may, without the consent of the Noteholders, the Receiptholders and the Couponholders of the relevant issue, on giving not less than 30 days' prior notice to the relevant Noteholders in accordance with Condition 14, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be exchangeable for Notes expressed to be denominated in euro in accordance with such arrangements as the relevant Issuer may decide, after consultation with the Principal Paying Agent, and as may be specified in the notice, including arrangements under which Receipts and Coupons unmatured at the date so specified become void. For the avoidance of doubt and without prejudice to the provisions of sub-paragraph *(a)*(i) above, any such exchange shall not give rise to any rounding.

(c) Definitions

In this Condition, the following expressions have the following meanings:

"Established Rate" means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty;

"euro" means the currency introduced at the start of the third stage of economic and monetary union pursuant to the Treaty;

"Redenomination Date" means a date for payment of interest under the Notes specified by the Issuer in the notice given to the Noteholders pursuant to paragraph *(a)* or, as the case may be, *(b)* above which falls on or after the start of the third stage of economic and monetary union pursuant to the Treaty or, if the country of the Specified Currency is not one of the countries then participating in such third stage, which falls on or after such later date as it does so participate; and

"Treaty" means the Treaty establishing the European Community.

16. Contracts (Rights of Third Parties) Act 1999

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, Receipts, Coupons or Talons, but this does not affect any right or remedy of a third party which exists or which is available apart from that Act.

17. Governing Law *[and Jurisdiction]

(a) Governing Law

The Notes, the Receipts, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

(b) [Jurisdiction

The courts of England are to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons

("Proceedings") may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of the courts of England and waives any objection to Proceedings in such courts on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of each of the holders of the Notes, Receipts, Coupons and Talons and shall not affect the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(c) Service of Process

The Issuer irrevocably appoints the Guarantor of 20 Manchester Square, London W1U 3AN (Attention: Company Secretary of Imperial Chemical Industries PLC) as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to such process agent (whether or not it is forwarded to and received by the Issuer). If for any reason such process agent ceases to be able to act as such or no longer has an address in London, the Issuer irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 14. Nothing shall affect the right to serve process in any manner permitted by law.]

SUMMARY OF PROVISIONS
RELATING TO THE NOTES WHILE IN GLOBAL FORM

Initial Issue of Notes

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "Common Depositary") or registration of Registered Notes in the name of any nominee for Euroclear and Clearstream, Luxembourg and delivery of the relative Global Certificate to the Common Depositary, Euroclear or Clearstream, Luxembourg will credit each subscriber with a principal amount of Notes equal to the principal amount thereof for which it has subscribed and paid. Permanent Global Notes shall be issued in compliance with the C Rules.

Relationship of Accountholders with Clearing Systems

Unless otherwise provided herein, each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holder of a Note represented by a Global Note or a Global Certificate must look solely to Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be) for his share of each payment made by the relevant Issuer to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg or such clearing system (as the case may be). Such persons shall have no claim directly against the relevant Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the relevant Issuer will be discharged by payment to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, in respect of each amount so paid.

Exchange

1. Temporary Global Notes

Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date:

1.1 if the relevant Pricing Supplement indicates that such Global Note is issued in compliance with the C Rules in whole, but not in part, for the Definitive Notes defined and described below; and

1.2 otherwise, in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Pricing Supplement, for Definitive Notes.

Each temporary Global Note that is also an Exchangeable Bearer Note will be exchangeable for Registered Notes in accordance with the Conditions in addition to any permanent Global Note or Definitive Notes for which it may be exchangeable and, before its Exchange Date, will also be exchangeable in whole or in part for Registered Notes only.

2. Permanent Global Notes

Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes", in part for Definitive Notes or, in the case of 2.3 below, Registered Notes:

2.1 unless principal in respect of any Notes is not paid when due, by the relevant Issuer giving notice to the Noteholders, the Fiscal Agent of its intention to effect such exchange;

2.2 if the relevant Pricing Supplement provides that such Global Note is exchangeable at the request of the holder (including the holder of a Note represented by a permanent Global Note), by the holder giving notice to the Fiscal Agent of its election for such exchange; and

2.3 if the permanent Global Note is an Exchangeable Bearer Note, by the holder (including the holder of a Note represented by a permanent Global Note) giving notice to the Fiscal Agent of its election to exchange the whole or a part of such Global Note for Registered Notes; and

2.4 otherwise, (1) if the permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or any other clearing system (an "Alternative Clearing System") and any clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (2) if principal in respect of any Notes is not paid when due, by the holder (including the holder of a Note represented by a permanent Global Note) giving notice to the Fiscal Agent of its election for such exchange.

3. Permanent Global Certificates

If the Pricing Supplement states that the Notes are to be represented by a permanent Global Certificate on issue, transfers of the holding of Notes represented by any Global Certificate pursuant to Condition 2*(b)* may only be made in part:

3.1 if the Notes represented by the Global Certificate are held on behalf of Euroclear or Clearstream, Luxembourg or an Alternative Clearing System and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

3.2 if principal in respect of any Notes is not paid when due; or

3.3 with the consent of the relevant Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to 3.1 or 3.2 above, the registered holder has given the Registrar not less than 30 days' notice at its specified office of the registered holder's intention to effect such transfer.

4. Partial Exchange of Permanent Global Notes

For so long as a permanent Global Note is held on behalf of a clearing system and the rules of that clearing system permit, such permanent Global Note will be exchangeable in part on one or more occasions (1) for Registered Notes if the permanent Global Note is an Exchangeable Bearer Note and the part submitted for exchange is to be exchanged for Registered Notes, or (2) for Definitive Notes (i) if principal in respect of any Notes is not paid when due or (ii) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Pricing Supplement) relating to Partly Paid Notes.

5. Delivery of Notes

On or after any due date for exchange, the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part thereof to be exchanged, the relevant Issuer will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate principal amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Notes or Registered Notes, deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated Definitive Notes and/or Certificates, as the case may be. In this Offering Circular, "Definitive Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Notes will be security printed and Certificates will be printed in accordance with any applicable legal and stock exchange requirements and requirements of any other relevant authority in or substantially in the form set out in the Schedules to the Agency Agreement. On exchange in full of each permanent Global Note, the relevant Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

6. Exchange Date

"Exchange Date" means, in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date and, in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of an exchange for Registered Notes five days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

Amendment to Conditions

The temporary Global Notes, permanent Global Notes and Global Certificates contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Offering Circular by reason of their particular nature or the clearing system or depository that they are respectively cleared in or deposited with. The following is a summary of certain of those provisions:

1. Payments

No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes or Registered Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed on each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes.

2. Prescription

Claims against the relevant Issuer in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 8).

3. Meetings

The holder of a permanent Global Note or of the Notes represented by a Global Certificate shall (unless such permanent Global Note or Global Certificate represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, the holder of a permanent Global Note shall be treated as having one vote in respect of each minimum Denomination of Notes for which such Global Note may be exchanged. (All holders of Registered Notes are entitled to one vote in respect of each Note comprising such Noteholder's holding, whether or not represented by a Global Certificate.)

4. Cancellation

Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the principal amount of the relevant permanent Global Note.

5. Purchase

Notes represented by a permanent Global Note may only be purchased by the relevant Issuer, the Guarantor (if applicable) or any Subsidiary if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

6. Issuer's Option

Any option of the relevant Issuer provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note shall be exercised by the relevant Issuer giving notice to the Noteholders within the time limits set out in, and containing the information required by, the Conditions, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and, accordingly, no drawing of Notes shall be required. In the event that any option of the relevant Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of accountholders with a clearing system in respect of the Notes will be governed by the standard procedures of Euroclear, Clearstream, Luxembourg or any other clearing system (as the case may be).

7. Noteholders' Options

Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note may be exercised by the holder of the permanent Global Note giving notice to the Fiscal Agent within the time limits relating to the deposit of Notes with a Paying Agent set out in the Conditions substantially in the form of the notice available from any Paying Agent, except that the notice shall not be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the principal amount of Notes in respect of which the option is exercised and at the same time presenting the permanent Global Note to the Fiscal Agent, or to a Paying Agent acting on behalf of the Fiscal Agent, for notation.

8. Events of Default

Each Global Note provides that the holder may cause such Global Note, or a portion of it, to become due and repayable in the circumstances described in Condition 10 by stating in the notice to the Fiscal Agent the principal amount of such Global Note that is becoming due and repayable. If principal in respect of any Note is not paid when due, the holder of a Global Note or Registered Notes represented by a Global Certificate may elect for direct enforcement rights against the relevant Issuer and the Guarantor (if applicable) under the terms of the relevant Deeds of Covenant executed as deeds by the relevant Issuer and, in the case of Notes issued by ICI Finance PLC and ICI Investments (Netherlands) B.V., the Guarantor on 15 May 2001 to come into effect in relation to the whole or a part of such Global Note or one or more Registered Notes in favour of the persons entitled to such part of such Global Note or such Registered Notes, as the case may be, as accountholders with a clearing system without prejudice of such persons' individual rights to elect for direct enforcement rights under the terms of the relevant Deeds of Covenant. Following any such acquisition of direct rights, the Global Note or, as the case may be, the Global Certificate and the corresponding entry in the register kept by the Registrar will become void as to the specified portion of Registered Notes, as the case may be. However, no such election may be made in respect of Notes represented by a Global Certificate unless the transfer of the whole or a part of the holding of Notes represented by that Global Certificate shall have been improperly withheld or refused.

9. Notices

So long as any Notes are represented by a Global Note and such Global Note is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note.

Partly Paid Notes

The provisions relating to Partly Paid Notes are not set out in this Offering Circular, but will be contained in the relevant Pricing Supplement and thereby in the Global Notes. While any instalments of the subscription moneys due from the holder of Partly Paid Notes are overdue, no interest in a Global Note representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly Paid Notes within the time specified, the relevant Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

USE OF PROCEEDS

The net proceeds of the Notes will be used for the general corporate purposes of the Group.

IMPERIAL CHEMICAL INDUSTRIES PLC

Business Description

Introduction

Imperial Chemical Industries PLC ("ICI") was incorporated in 1926. ICI and its subsidiary undertakings (the "ICI Group") is one of the world's major specialty products and paints businesses with products developed for a wide range of consumer and industrial markets.

The Group's strategic transformation, which began in 1997, is essentially complete. ICI has refocused its business from commodity chemicals into higher added value specialty products and paints, addressing specific and specialised customer needs. ICI's businesses are now more knowledge intensive than capital intensive and focused on delivering innovative products to customers in a wide range of sectors of the world economy.

ICI's specialty products and paint businesses, referred to as the "International Businesses", comprise National Starch, Quest, Performance Specialties and Paints. These businesses serve diverse consumer and industrial markets through some 40 strategic business units, comprising close to 100 operating units with an array of market leadership positions across the world. In addition, a number of Regional and Industrial Businesses remain in the Group's portfolio.

ICI's higher growth potential businesses include electronic and engineering materials, specialty food starches, flavours and fragrances, personal care ingredients and decorative paints in Asia.

ICI's strategy is to be an industry leader in its chosen markets, creating superior value for its customers and shareholders. ICI's aim is to build on the strength of the International Businesses, harnessing the Group's geographic reach and maximising its technology and creativity for the benefit of its customers.

Current Trading and Prospects

The challenging trading conditions seen throughout 2001 continued in the first quarter, although performance improved as the quarter progressed. Comparable sales for the International Businesses were 3 per cent. lower overall, with 5 per cent. growth in Asia offset by lower sales in other regions.

Although the ICI Group remains uncertain about the timing of widespread economic recovery, it is encouraged by the trend in the performance of the International Businesses seen during the first quarter. Consequently, and given the actions the Group is taking in its markets and on its cost and capital effectiveness, prospects for the year remain satisfactory.

Litigation

The Glidden Company ("Glidden"), a wholly owned subsidiary of ICI, is a defendant, along with former lead paint and pigment producers as well as other lead product manufacturers and their trade associations, in a number of suits in the United States, one of which purports to be a class action. These suits divide into two categories, first those seeking damages for alleged personal injury caused by lead-related products and second those seeking the costs of removing lead-based paint.

Suits have been served on Glidden because an alleged predecessor company of Glidden manufactured lead pigments until the 1950s and lead-based consumer paints until the 1960s. Due to the nature of the suits, Glidden is unable to quantify the amounts being claimed although the suits are likely to involve substantial claims for damages. Rulings adverse to Glidden could lead to additional claims.

The cases pending include a suit filed in 1989 by the New York Housing Authority in New York State court seeking the removal of all lead-based paints from all buildings in two of the New York Housing Authority projects. A purported personal injury class action on behalf of all children in the State of New York was filed in New York State court in 1998. In early 2000, the City of St. Louis, Missouri filed suit seeking lead paint abatement and other monetary damages including costs of related governmental programmes. In addition, one suit was filed in Maryland in 1999 on behalf of six allegedly injured minors seeking personal injury damages. In the later part of 2000, one personal injury action was filed in San Francisco, California and Jefferson, Mississippi. Four other individual personal injury actions were filed in Baltimore, Maryland against Glidden and other members of the lead industry, however, these actions have not been served on any of the defendants and no activity is expected for the foreseeable future. Several U.S. State legislatures have considered or are considering proposed legislation that could adversely affect Glidden's position in pending or possible future cases, including proposals that could add additional grounds for legal liability or that would permit suits otherwise time-barred.

In 2001, two Mississippi school districts filed separate suits seeking the costs of removing lead-based paint. One further individual personal injury action, in addition to the existing four, was filed in Baltimore, Maryland against Glidden and other members of the lead industry, however, these Maryland actions have not been served on any of the defendants and no activity is expected for the foreseeable future. In 2002, one individual personal injury action was filed in Mississippi State Court.

Glidden believes that it has strong defences to all these claims and has denied all liability and will continue to vigorously defend all actions.

ICI Chemicals & Polymers Limited (C&P), a subsidiary is involved in arbitration proceedings in Singapore regarding PTA technology exchange and license arrangements with PT Polyprima Karyareksa ("Polyprima"). Fees due under these arrangements are being claimed against Polyprima which, in response, has claimed damages totalling up to $130 million for alleged fraud, deceit, misrepresentation and concealment, allegations which C&P rejects and intends to resist vigorously.

In connection with the disposal of ICI's Chlor-Chemical business to Ineos Chlor, Ineos Chlor has made a claim for approximately £65 million relating to expenditure allegedly required in relation to the Runcorn site. ICI has responded denying all liability. As at 15 May 2002, proceedings have not yet been commenced by Ineos Chlor but it is possible that they will be in the near future.

Save as set out above, no member of the ICI Group is or has been engaged in, nor (so far as ICI is aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least 12 months preceding the date of this document) a significant effect on the financial position of the ICI Group.

Other Contingent Liabilities

In addition to the specific legal proceedings detailed above and described as at the date of this document, other contingent liabilities of the ICI Group as at 31 December 2001 comprised the points set out below.

Various other legal proceedings, principally in the United Kingdom and United States, are arising out of the normal course of business. The Directors do not believe that the outcome of these other proceedings will have a material effect on the ICI Group's financial position.

In recent years, the ICI Group has carried out a programme of strategic disposals, in the course of which certain indemnities, warranties and guarantees have been given to other parties, including indemnities, warranties and guarantees relating to known and potential latent environmental, health and safety liabilities. There are also a number of contracts relating to businesses which were exited as part of the ICI Group's disposal programme and which have not been novated to the purchasers of these businesses.

Following the disposal of the ICI Group's Chlor-Chemicals business to Ineos Chlor, Ineos Chlor has approached the U.K. Department of Trade and Industry to seek Regional Selective Assistance for certain capital projects and is also seeking financial support from its parent company and the ICI Group. ICI has received direct indications that Ineos Chlor may seek to close part or all of its business if this financial support is not forthcoming. If such a closure was to occur, a number of Chlor-Chemicals contracts in the name of companies in the ICI Group which have not yet been novated to Ineos Chlor and certain environmental liabilities could revert to the ICI Group or be accelerated.

The Group's 50 per cent. interest in Teesside Gas Transportation Ltd (TGT) was sold, during 1996, to its other shareholder, Enron Europe Ltd (Enron) which is currently in administration. TGT contracted with the owners of a distribution network (the CATS parties) for pipeline capacity for North Sea gas and the commitment is guaranteed severally on a 50:50 basis by ICI and Enron (the present value of the commitment guaranteed by ICI at the year end is estimated at £174 million). On the sale of the ICI Group's interest in TGT to Enron ICI received the benefit of a counter guarantee from Enron's parent, Enron Corp. Enron Corp. sought Chapter 11 bankruptcy protection in the U.S.A. on 2 December 2001.

The Group's interest in Teesside Power Ltd (TPL) was sold on 31 December 1998 to Enron Teesside Operations Ltd (ETOL). TPL had previously contracted with certain gas sellers for the purchase of gas.

Enron Corp. and ICI had guaranteed on a several basis the liability of TPL to the gas sellers in the proportions 70 per cent. and 30 per cent., respectively.

On the sale of the ICI Group's interest in TPL to ETOL, ICI received the benefit of a counter indemnity from ETOL and a guarantee from Enron Corp. in respect of ICI's 30 per cent. guarantee commitment to the gas sellers. The present value of this commitment at the year end is estimated at £308 million. The subsidiaries from which ICI has indemnities are currently operating. The numbers quoted above are current estimates of ICI's maximum potential liability.

As part of the disposal of its Chlor-Chemicals business, the ICI Group has agreed to provide or guarantee up to £100 million of future financing to Ineos Chlor. These facilities are available at market related rates, for five years and may, if necessary, be extended for a further two years. As at 31 December 2001 Ineos Chlor had borrowed £35 million from the Company under these facilities. Subsequently, under this facility Ineos Chlor has borrowed a further £15 million in January 2002 and £20 million in April 2002. The facilities together with Ineos Chlor's obligation to assume various Chlor-Chemicals contracts are secured in favour of the ICI Group. While any of these liabilities remain outstanding, the ICI Group has certain rights under a shareholders' agreement including, in the event of an Ineos Chlor default, the right, for no consideration, to take control of Ineos Chlor if the ICI Group judges that it is in its best interests to do so.

The ICI Group's 15 per cent. shareholding in Ineos Chlor, which it intends to hold for at least five years, is subject to a put option in certain circumstances.

The only significant take-or-pay contract entered into by subsidiaries is the purchase of electric power, which commenced in the second quarter of 1998, for 15 years. The present value of this commitment at the year end is estimated at £155 million.

The ICI Group is also subject to contingencies pursuant to environmental laws and regulations that in the future may require it to take action to correct the effects on the environment of prior disposal or release of chemical substances by the ICI Group or other parties. The ultimate requirement for such actions, and their cost, is inherently difficult to estimate, however, provisions have been established at 31 December 2001 in accordance with the ICI Group's accounting policies. It is believed that, taking account of these provisions, the cost of addressing currently identified environmental obligations is unlikely to impair materially the ICI Group's financial position and results of operations.

Contingent liabilities also exist in connection with guarantees relating to pension funds, including the solvency of pension funds.

The ultimate outcome of the matters described above is subject to many uncertainties, including future events and the uncertainties inherent in litigation. The ICI Group has made provision in its financial statements for such matters to the extent losses are presently considered probable and estimable. However, these matters involve substantial sums, and an unfavourable outcome of one or more of these matters could have a material effect on the ICI Group's results of operations, liquidity and financial position.

Directors

The directors of ICI and their functions within the ICI Group and their principal activities outside the ICI Group are as follows:

Executive Directors	Other Directorships
Lord Trotman (Chairman)	IBM New York Stock Exchange
Brendan R O'Neill (Chief Executive)	EMAP plc
Paul J Drechsler (Chairman and Chief Executive – Quest International)	
John D G McAdam (Chairman and Chief Executive – ICI Paints)	Severn Trent Plc
William H Powell (Chairman and Chief Executive Officer – National Starch and Chemical Company)	
Tim Scott (Chief Financial Officer)	

Non Executive Directors	Other Directorships
Adri Baan	PSA Corporation Limited (Port of Singapore Authority) ASM International N.V. Koninklijke Volker Wessels Stevin nv Integrated Production and Test Engineering NV NPM Capital KAS BANK NV
Lord Butler	HSBC Holdings plc
Joseph T Gorman	Alcoa, Inc The Proctor & Gamble Company National City Corporation
Richard N. Haythornthwaite	Invensys plc (Group Chief Executive) Lafarge SA Cookson Group plc

The business address of the directors is 20 Manchester Square, London W1U 3AN.

Subsidiaries

ICI is the holding company for a group of companies and has approximately 415 subsidiaries including the following principal subsidiaries:

ICI Chemicals & Polymers Ltd; ICI Finance PLC; Quest International Flavours, Food Ingredients and Fragrances UK Ltd; Deutsche ICI GmbH; Quest International Nederland BV; Unichema Chemie BV; ICI American Holdings Inc; The Glidden Company; Indopco Inc; ICI Canada Inc; Tintas Coral Ltd.; ICI India Ltd; ICI Pakistan Ltd; Pakistan PTA Ltd; Nippon NSC Ltd; and National Starch and Chemical (Thailand) Ltd.

CAPITALISATION AND INDEBTEDNESS OF IMPERIAL CHEMICAL INDUSTRIES PLC

The following table sets out the consolidated capitalisation and indebtedness of ICI Group at 31 December 2001 and is extracted from the audited financial statements as at that date:

	£m
Shareholders' Funds[(a)]	
Share Capital – Ordinary Shares of £1 each	
(Authorised 850 million shares; allotted and fully paid 728 million shares)	728
Reserves[(a)]	(1,011)
	(283)
Minority interests	51
Indebtedness for borrowed money	
Short-term debt (due within one year)	
Bank borrowings	67
Other short-term borrowings	351
Current instalments of loans	1,250
Finance lease obligations	2
Total short-term debt	1,670
Long-term debt (due after more than one year)	
Bank loans	276
Other loans	1,429
Finance lease obligations	2
Total long-term debt	1,707
Total debt[(a)(b)]	3,377
Total Capitalisation and Indebtedness[(a)(c)(d)]	3,145

Notes:

(a) On 21 March 2002, ICI announced the successful completion of a rights offering, which raised approximately £807 million, net of expenses. As a consequence of the rights offering, ICI's authorised share capital was increased to 1,400 million Ordinary Shares of £1 each, its allotted and fully paid ordinary shares of £1 each increased to 1,191 million and its share premium account increased to approximately £933 million. In addition, as of 1 January 2002, ICI adopted the (UK) Financial Reporting Standard FRS19–Deferred Tax, which has resulted in an increase in the accumulated deficit of £81 million. As a result of the rights offering and the adoption of FRS19, total shareholders' funds increased by approximately £726 million.

From 31 December 2001 to 31 March 2002, ICI's net debt was reduced following the receipt of the net proceeds of the rights offering, offset in part by seasonal fluctuations in working capital, to £2,406 million.

(b) As at 31 December 2001 total debt, none of which was guaranteed, comprised secured loans of £209 million, secured short term borrowings of £13 million, unsecured loans of £2,746 million, unsecured short term borrowings of £405 million and finance lease obligations £4 million.

(c) Contingent liabilities and guarantees relevant to the capitalisation table at 31 December 2001 are set out on pages 34 and 35 under the headings "Litigation" and "Other Contingent Liabilities". The ICI Group's contingent liabilities include items for which the amount of the obligation cannot be quantified reliably.

(d) There has been no material change in the authorised and issued share capital, consolidated capitalisation, indebtedness, contingent liabilities or guarantees of the ICI Group since 31 December 2001, save as described in note (a) above.

ICI FINANCE PLC

Incorporation and Business

ICI Finance PLC ("ICI Finance") was incorporated with limited liability under the laws of England and Wales on 19 October 1895 with Registered No. 45690.

ICI Finance is a wholly-owned indirect subsidiary of ICI. ICI Finance is a 100 per cent.-owned direct subsidiary of Mortar Investments UK Limited. ICI Finance has one, wholly-owned, subsidiary, ICI Finance (Leasing) Limited.

Principal Activities

The principal activities of ICI Finance throughout the year ended 31 December 2001 were the management of funds and borrowing facilities, and the management of foreign currency and interest rate exposures.

Directors

The following is a list of the directors of ICI Finance:

Name	Principal Occupation
David J Gee (Chairman)	Vice President, Finance, ICI
Philip J Gillett	Group Taxation Controller, ICI
David C Blackwood	Group Treasurer, ICI
Nigel Cribb	Group Financial Controller, ICI

None of the directors listed above performs activities outside the ICI Group which are significant with respect to the ICI Group.

The business address of the directors is 20 Manchester Square, London W1U 3AN.

CAPITALISATION AND INDEBTEDNESS OF ICI FINANCE PLC

The following table sets out the capitalisation and indebtedness of ICI Finance PLC at 31 December 2001 and is extracted from the audited financial statements as at that date.

	£m
Shareholders' Funds	
Share capital – Ordinary shares of £1 each	310
(Authorised 500 million shares; allotted and fully paid 310 million shares)	
Reserves	661
	971
Indebtedness for borrowed money	
Short-term debt (due within one year)	
External	193
Intra Group	6,521
Total debt[(a)(c)]	6,714
Total Capitalisation and Indebtedness[(b)(c)(d)]	7,685

Notes:

(a) As at 31 December 2001, none of the total debt of ICI Finance was secured or guaranteed and there were no borrowings under the Euro Medium Term Note Programme.

(b) ICI Finance did not have any contingent liabilities and had not entered into any guarantee commitments as at 31 December 2001.

(c) At 31 March 2002 (unaudited balances) indebtedness for borrowed money totalled £6,081 million.

(d) Save as described in note (c) above, there has been no material change in the authorised and issued share capital, capitalisation, indebtedness, contingent liabilities or guarantees of ICI Finance since 31 December 2001.

ICI INVESTMENTS (NETHERLANDS) B.V.

Incorporation and Business

ICI Investments (Netherlands) B.V. ("ICI B.V.") was incorporated with limited liability under the laws of the Netherlands on 17 June 1997. It is registered with the Chamber of Commerce and Industry in Rotterdam under number 24275870.

The business of ICI B.V. is that of a holding company. ICI B.V. has 17 wholly-owned direct subsidiaries:

Alabastine Holland B.V. Ammerzoden; Naarden International N.V., Rotterdam; National Starch and Chemical B.V., Zutphen; Quest International Nederland B.V., Naarden; Unichema Chemie B.V., Gouda; Vinamul B.V., Geleen; ICI Finance (Netherlands) N.V., Rotterdam; ICI Paint (China) Holdings B.V., Rotterdam; ICI Autocolor Holland B.V., Rotterdam; Sentinel S.A., Luxembourg; Quest International B.V., Aardenburg; Unichema International B.V., Rotterdam; National Starch and Chemical International B.V., Rotterdam; National Starch and Chemical (Chile) B.V., Rotterdam; ICI Japan Limited; Homeguarantee B.V., Naarden; Maschmeijer Aromatics B.V., Rotterdam.

In addition, ICI B.V. has a one per cent. interest in ICI Colombia S.A. (Bogata).

ICI B.V. is a wholly-owned indirect subsidiary of ICI. ICI B.V. is a 100%-owned direct subsidiary of ICI Omicron B.V.

Managing Directors

The following is a list of the managing directors of ICI B.V.:

Name	Principal Occupation
Ronald Koning	Corporate Tax Manager, ICI
Philip J Gillett	Group Taxation Controller, ICI
Rudolf D van Houten	Corporate Controller, Quest International

None of the managing directors listed above perform activities outside the ICI Group which are significant with respect to the ICI Group.

The business address of the managing directors is Postbus 2, 1400 CA Bussum, The Netherlands.

CAPITALISATION AND INDEBTEDNESS OF ICI INVESTMENTS (NETHERLANDS) B.V.

The following table sets out the capitalisation and indebtedness of ICI Investments (Netherlands) B.V. at 31 December 2001 and is extracted from the audited financial statements as at that date.

	NLG (Thousands)
Shareholders' Funds	
Share capital – shares of NLG 100 each	
(Authorised 2,000 shares; issued and fully paid 401 shares)	40
Share premium account	887,472
Reserves[c]	(404,459)
	483,053
Indebtedness for borrowed money	
Short-term debt (due within one year)	
External	1,034,853
Long-term debt (due after more than one year)	
External	1,011,555
Total debt[a]	2,046,408
Total Capitalisation and Indebtedness[b][c][d]	2,529,461

Notes:

(a) As at 31 December 2001 total debt, none of which was secured, comprised NLG 2,046,408,000 relating to the Euro Medium Term Note Programme, which is unconditionally and irrevocably guaranteed by ICI.

(b) ICI Investments (Netherlands) B.V. did not have any contingent liabilities and had not entered into any guarantee commitments as at 31 December 2001.

(c) During the quarter to 31 March 2002 (unaudited balances) the deficit on reserves increased by €5,267,000 (NLG 11,607,000) to €188,802,000 (NLG 416,066,000), being net interest charges.

(d) Save as described in note (c) above there has been no material change in the authorised and issued share capital, capitalisation, indebtedness, contingent liabilities or guarantees of ICI Investments (Netherlands) B.V. since 31 December 2001.

TAXATION

UNITED KINGDOM

The following is a summary of the Issuers' understanding of current law and practice in the United Kingdom relating to the withholding tax treatment of interest payments on the Notes. They do not deal with any other United Kingdom tax implications of acquiring, holding, or disposing of the Notes. The comments relate only to the position of persons who are absolute beneficial owners of the Notes. Prospective Noteholders who are unsure as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should seek their own professional advice.

Noteholders who may be liable to taxation in jurisdictions other than the United Kingdom in respect of their acquisition, holding or disposal of the Notes are particularly advised to consult their professional advisers as to whether they are so liable (and if so under the laws of which jurisdictions), since the following comments relate only to certain United Kingdom taxation aspects of interest payments in respect of the Notes. In particular, Noteholders should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to interest payments in respect of the Notes even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the United Kingdom.

Notes issued by Imperial Chemical Industries PLC and ICI Finance PLC ("U.K. Notes")

1. United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collection agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1 April 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Income and Corporation Taxes Act 1988 (the "Act"). The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List and admitted to trading by the London Stock Exchange. Provided, therefore, that the U.K. Notes remain so listed, interest on the U.K. Notes will be payable without withholding or deduction on account of United Kingdom tax.

2. Interest on the U.K. Notes may also be paid without withholding or deduction on account of United Kingdom tax where interest on the U.K. Notes is paid to a person who belongs in the United Kingdom and the relevant Issuer reasonably believes (and any person by or through whom interest on the U.K. Notes is paid reasonably believes) that the beneficial owner is within the charge to United Kingdom corporation tax as regards the payment of interest at the time the payment is made, provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that the beneficial owner is not within the charge to United Kingdom corporation tax in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

3. Interest payable on U.K. Notes with a maturity of less than one year from the date of issue and not issued with such a maturity date under any arrangement the effect of which is to render such U.K. Notes part of a borrowing with a total term in excess of one year, will not be regarded as "yearly interest" for the purposes of the Act, and interest on such U.K. Notes may be paid without withholding or deduction for or on account of United Kingdom income tax.

4. In all cases to which neither 1, 2 nor 3 apply an amount must be withheld from payments of interest on the U.K. Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

Other rules relating to United Kingdom Withholding Tax

5. Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any such Notes will not be subject to any United Kingdom withholding tax pursuant to the provisions mentioned above, but may be subject to the reporting requirements detailed below.

6. Where Notes are issued with a redemption premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest may be subject to United Kingdom withholding tax as outlined above, and the reporting requirements detailed below.

7. The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of "interest" which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

Notes issued by ICI Investments (Netherlands) B.V. ("Non-U.K. Notes")

8. Payments of interest on Non-U.K. Notes may be made without withholding or deduction for or on account of United Kingdom income tax.

Other Rules Relating to the Notes

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual, or who either pays amounts payable on the redemption of the Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. However, in relation to amounts payable on the redemption of the Notes, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain information where such amounts are paid or received on or before 5 April 2003. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Proposed EU Withholding Tax Directive

On 13 December 2001 the Council of the European Union published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments.

The proposed directive is not yet final, and may be subject to further amendment.

THE NETHERLANDS

The following is a general summary of Netherlands taxation as at the date hereof in relation to payments made under the Notes, Receipts or Coupons. It is not exhaustive and Noteholders who are in doubt as to their tax position should consult their professional advisors.

(a) All payments made by the relevant Issuer under the Notes, Receipts or Coupons may be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein, provided that payments under the Notes, Receipts or Coupons cannot be qualified under article 3.1.f of the Dutch 1965 Dividend Tax Act, as amended, as payments on hybrid loans referred to in article 10.1.d of the 1969 Corporate Income Tax Act, as amended. For the proposed European Union Directive on the taxation of savings income please refer to the paragraph headed "Proposed EU Withholding Tax Directive" above. Even if the Netherlands should introduce a withholding tax on interest payments in the future, under the extensive Dutch treaty network, interest withholding tax is often reduced to nil.

(b) A holder of Notes, Receipts or Coupons will not be subject to any Netherlands taxes on income or capital gains in respect of any payment under the Notes, Receipts or Coupons or in respect of any gain realised on the disposal or deemed disposal of the Notes, Receipts or Coupons, provided that:

  (i) such holder is neither resident nor deemed to be resident in the Netherlands nor has made an election for the application of the rules of the Dutch Income Tax Act 2001 as they apply to residents of the Netherlands; and

  (ii) such holder does not have and is not deemed to have an enterprise or an interest in an enterprise which is, in whole or in part, carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Notes, Receipts or Coupons are attributable; and

  (iii) if the holder is an individual, such holder does not carry out any activities in the Netherlands that exceed regular asset management *("normaal vermogens beheer")*; and

(iv) such holder, individuals relating to such holder (statutorily defined terms) and certain of their relatives by blood or marriage in the direct line (including foster children) do not have a substantial interest or a deemed substantial interest (statutorily defined terms) in a Netherlands resident or deemed resident entity and do not have an interest other than by way of shareholding, in an enterprise in the Netherlands to which entity or enterprise the Notes, Receipts or Coupons or the proceeds of the Notes, Receipts or Coupons will be made available.

Subject to paragraph (b)(iv), a holder of Notes, Receipts or Coupons will not be or become subject to Netherlands taxation on income or capital gains by reason only of the execution, delivery and/or enforcement of the Notes, Receipts or Coupons or the performance by the relevant Issuer of its obligations under the Notes, Receipts or Coupons.

(c) No Netherlands gift, estate or inheritance taxes will arise on the transfer of Notes, Receipts or Coupons by way of a gift by, or on the death of, a holder of Notes, Receipts or Coupons who is neither resident nor deemed to be resident in the Netherlands, unless:

(i) such holder at the time of the gift has or at the time of his death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Notes, Receipts or Coupons are or were attributable; or

(ii) in the case of a gift of a Note, Receipt or Coupon by an individual who at the time of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands.

(d) No Netherlands turnover tax will arise in respect of any payment in consideration for the issue of the Notes or with respect to any payment by the relevant Issuer of principal, interest or premium (if any) on the Notes.

(e) No Netherlands registration tax, customs duty, capital tax, transfer tax, stamp duty or any other similar tax or duty, other than court fees and contributions for the registration with the Trade Register of the Chamber of Commerce, will be payable in the Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgement in the Courts of the Netherlands) of the Notes, Receipts or Coupons or the performance by the relevant Issuer of its obligations under the Notes, Receipts or Coupons, with the exception of capital tax that may be due by ICI Investments (Netherlands) B.V. on capital contributions made or deemed to be made to ICI Investments (Netherlands) B.V. under the Guarantee.

SUBSCRIPTION AND SALE

Summary of Dealer Agreement

Subject to the terms and on the conditions contained in a Dealer Agreement dated 15 July 1997 as amended and restated by an Amended and Restated Dealer Agreement dated 15 May 2001 and as supplemented by a Supplemental Dealer Agreement dated 15 May 2002 (together the "Dealer Agreement"), each between the Issuers, the Guarantor, the Permanent Dealers and the Arranger, the Notes will be offered on a continuous basis by the Issuers to the Permanent Dealers. However, each Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by each Issuer through the Dealers, acting as agents of the relevant Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The relevant Issuer (if applicable, failing whom the Guarantor) will pay each relevant Dealer a commission in respect of Notes subscribed by it as separately agreed between them. Each Issuer (if applicable, failing whom the Guarantor) has agreed to reimburse the Arranger for certain of its expenses incurred in connection with the establishment and update of the Programme and the Dealers for certain of their activities in connection with the Programme. The commissions payable in respect of an issue of Notes on a syndicated basis will be stated in the relevant Pricing Supplement.

The Issuers and the Guarantor have agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the relevant Issuer.

Selling Restrictions

United States

The Notes and the Guarantee have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Notes in bearer form having a maturity of more than one year are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or deliver the Notes of any identifiable Tranche, (i) as part of their distribution at any time or (ii) otherwise until 40 days after completion of the distribution of such Tranche as determined, and certified to the relevant Issuer and each relevant Dealer, by the Fiscal Agent, or in the case of Notes issued on a syndicated basis, the relevant lead manager, within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each dealer to which it sells Notes during the restricted period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act, if such offer is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of index-, commodity- or currency-linked Notes will be subject to such additional United States selling restrictions as the relevant Issuer and the relevant Dealer(s) may agree, as indicated in the applicable Pricing Supplement. Each Dealer has agreed that it will offer, sell or deliver such Notes only in compliance with such additional United States selling restrictions.

United Kingdom

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree, that:

1. in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the "FSMA") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

2. it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom; and

3. it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the relevant Issuer or the Guarantor.

Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that the Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of 13 December 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Accordingly, each of the Dealers has represented and agreed and each further Dealer appointed under the Programme will be required to agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the programme will be required to represent and agree that it has not, directly or indirectly, offered, sold or transferred and that it will not, directly or indirectly, offer, sell or transfer in or (in the case of Notes issued by ICI Investments (Netherlands) B.V.) outside the Netherlands any Notes except in accordance with the applicable laws and regulations of the Netherlands, which at the date of this Offering Circular require that no Notes are issued under the Programme which have a denomination of less than €45,378.02 (or its equivalent in any other currency), to any person (including legal entities) other than (a) to persons who trade or invest in securities in the conduct of their profession or trade within the meaning of the 1995 Act on the supervision of the securities trade (*Wet toezicht effectenverkeer 1995* (the "Securities Act")) and its implementing regulations, and (b) with due observance of article 2 paragraph 2 of the Exemption regulation pursuant to the Securities Act (*Vrijstellingsregeling Wet Toezicht Effectenverkeer 1995*), except in circumstances in which (i) one of the other exceptions set out in article 3 paragraph 2 of the Securities Act or (ii) one of the other exemptions pursuant to article 4 of the Securities Act is applicable, or (iii) the Netherlands Authority for the Financial Markets has, upon request, granted an individual dispensation from the prohibition contained in article 3, paragraph 1, of the Securities Act and the conditions attached to such dispensation are fully complied with.

In addition to the above, Zero Coupon Notes in definitive form or other Notes that qualify as savings certificates as defined in the Savings Certificates Act (*Wet inzake spaarbewijzen*) may only be transferred and accepted through the mediation of either the relevant Issuer or a member of Euronext Amsterdam N.V. and with due observance of the Savings Certificates Act and its implementing regulations, provided that no such mediation is required (i) to the extent that such Notes are distributed outside the Netherlands and are not distributed in the Netherlands in the course of primary trading or immediately thereafter or (ii) in respect of any transfer and acceptance by individuals who do not act in the conduct of a profession or trade. If the Savings Certificates Act applies, among other things certain identification requirements in relation to the issue and transfer of, and payments on, Zero Coupon Notes have to be complied with.

Savings Certificates within the meaning of the Savings Certificates Act are Notes in bearer form which constitute a claim for a fixed sum against the relevant Issuer and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

General

These selling restrictions may be modified by the agreement of the relevant Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of the issue of Notes to which it relates or in a supplement to this Offering Circular.

Other than in the United Kingdom, no action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of this Offering Circular or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes this Offering Circular, any other offering material or any Pricing Supplement and none of the Issuers, the Guarantor and any other Dealer shall have responsibility therefor.

Note:

1. The Savings Certificate Act still refers to "members of the Stock Exchange Association", but since the reorganisation of the Netherlands Stock Exchange, the reference should be to "members of Euronext Amsterdam N.V.".

FORM OF PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement (substantially in the form of the IPMA Pro Forma Pricing Supplement; sections which vary from the IPMA Pro Forma Pricing Supplement are indicated by †) which will be completed for each Tranche of Notes issued under the Programme.

[Date]

IMPERIAL CHEMICAL INDUSTRIES PLC
ICI FINANCE PLC
ICI INVESTMENTS (NETHERLANDS) B.V.

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
[Guaranteed by IMPERIAL CHEMICAL INDUSTRIES PLC]
under the U.S.$5,000,000,000
Euro Medium Term Note Programme

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.]

[If the Notes must be redeemed before the first anniversary of their date of issue, the minimum denomination may need to be £100,000 or its equivalent in any other currency.]

1.	[(i)] Issuer:	[Imperial Chemical Industries PLC] [ICI Finance PLC] [ICI Investments (Netherlands) B.V.]
	[(ii) Guarantor:	Imperial Chemical Industries PLC]
2.	[(i)] Series Number:	[●]
	[(ii) Tranche Number:	[●] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*]
3.	Specified Currency or Currencies:	[●]
4.	Aggregate Nominal Amount:	
	– Series:	[●]
	– Tranche:	[●]
5.	[i] †Issue Price:	[●] per cent. of the Aggregate Nominal Amount [plus accrued interest] from [insert date] *(in the case of fungible issues only, if applicable)*
	[ii] Net Proceeds:	[●] *(Required only for listed issues)*
6.	Specified Denominations:	[●]
	(in the case of Registered Notes, this means the minimum integral amount in which transfers can be made)	[●]
7.	[(i)] Issue Date [and Interest Commencement Date]:	[●]
	[(ii) Interest Commencement Date (if different from the Issue Date):	[●]]
8.	Maturity Date:	[*Fixed rate – specify date/* *Floating rate* – Interest Payment Date falling in [*specify month*]]
9.	Interest Basis:	[[●] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [●] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [*specify other*] (further particulars specified below)

10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	[(i)] Status of the Notes:	[*Give details*]
	[(ii) Status of the Guarantee:	[*Give details*]
14.	Listing:	[The Notes are to be admitted to trade on the London Stock Exchange/Luxembourg/*specify other*/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

Provisions Relating to Interest (if any) Payable

16.	Fixed Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Rate[(s)] of Interest:	[●] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
(ii)	Interest Payment Date(s):	[●] in each year
(iii)	Fixed Coupon Amount(s):	[●] per [●] in nominal amount
(iv)	Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
(v)	†Fixed Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or *specify other*] (*Note that if interest is not payable on a regular basis (for example, if there are Broken Amounts specified) Actual/ Actual will not be a suitable Fixed Day Count Fraction*)
(vi)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
17.	Floating Rate Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i)	Specified Period(s) /Specified Interest Payment Dates:	[●]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iii)	Additional Business Centre(s):	[●]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Fiscal Agent):	[●]

(vi) Screen Rate Determination:	
– Reference Rate:	[●] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in Condition 5(b))*
– Interest Determination Date(s):	[●] *(Second London business day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and second day on which TARGET System is open prior to the start of each Interest Period if EURIBOR)*
– Relevant Screen Page:	[●] *(In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate)*
(vii) ISDA Determination:	
– Floating Rate Option:	[●]
– Designated Maturity:	[●]
– Reset Date:	[●]
(viii) Margin(s) :	[+/–] [●] per cent. per annum
(ix) Minimum Rate of Interest:	[●] per cent. per annum
(x) Maximum Rate of Interest:	[●] per cent. per annum
(xi) †Floating Day Count Fraction:	[●]
(xii) Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[●]
18. Zero Coupon Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i) Accrual Yield:	[●] per cent. per annum
(ii) Reference Price:	[●]
(iii) Any other formula/basis of determining amount payable:	[●] *(Consider applicable day count fraction if euro denominated)*
19. Index Linked Interest Note Provisions	[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
(i) Index/Formula:	*[give or annex details]*
(ii) †Calculation Agent responsible for calculating the principal and/ or interest due:	[●]

(iii) Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[●]
(iv) Specified Period(s) /Specified Interest Payment Dates:	[●]
(v) Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/ *specify other*]
(vi) Additional Business Centre(s):	[●]
(vii) Minimum Rate of Interest:	[●] per cent. per annum
(viii) Maximum Rate of Interest:	[●] per cent. per annum
(ix) Day Count Fraction:	[●]
20. Dual Currency Note Provisions	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[●]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[●]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[●]

Provisions Relating to Redemption

21. †Issuer Call	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[●]
(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]
(iii) If redeemable in part:	
(a) Minimum Redemption Amount:	[●]
(b) Maximum Redemption Amount:	[●]
(iv) Notice period (if other than as set out in the Conditions):	[●]
22. †Investor Put	[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[●]
(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	[●]

(iii) Notice period (if other than as set out in the Conditions):	[●]
23. Final Redemption Amount	[Par/*specify other*/see Appendix]
24. Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[●]

General Provisions Applicable to the Notes

25. Form of Notes:	[Bearer Notes/Exchangeable Bearer Notes: Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [only as provided in 1. or 4. under "Exchange" in the Permanent Global Note/as provided in 1., 2. or 4. under "Exchange" in the Permanent Global Note]. [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date.] [Permanent Global Note exchangeable for Definitive Notes] A Permanent Global Note which is an Exchangeable Bearer Note is also exchangeable for Definitive Notes as provided in 3. under "Exchange" in the Permanent Global Note. [Registered Notes: (*specify nominal amounts*) specify form: Global Certificate/definitive certificate]
26. Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] (*Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iii) and 19(vi) relate*)
27. †Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28. †Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and, if different from those specified in the Temporary Global Note, consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details*]
29. Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	[Not Applicable/*give details*]
30. †Redenomination/exchange applicable:	Redenomination/exchange [not] applicable (*if Redenomination is applicable, specify any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)*)
31. Other terms or special conditions:	[Not Applicable/*give details: NB. specific provision needed if Coupons to become void upon the due date for redemption: see Condition 7(f)*]

Distribution

32.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
33.	If non-syndicated, name of relevant Dealer:	[●]
34.	†Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*give details*]

Operational Information

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
37.	Delivery:	Delivery [against/free of] payment
38.	Additional Paying Agent(s) (if any):	[●]
	†ISIN: [●]	[●]
	Common Code: [●]	[●]

(Insert here any other relevant codes such as CUSIP and CINS.)

[Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the U.S.$5,000,000,000 Euro Medium Term Note Programme of [Imperial Chemical Industries PLC] [ICI Finance PLC] [ICI Investments (Netherlands) B.V.].

Responsibility

The Issuer [and the Guarantor] accept[s] responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:[Signed on behalf of the Guarantor:

By: ....

Duly authorised

By: ....

Duly authorised]

GENERAL INFORMATION

1. The admission of Notes to the Official List will be expressed as a percentage of their principal amount (exclusive of accrued interest). It is expected that each Tranche of the Notes which is to be admitted to the Official List and to trading on the London Stock Exchange will be admitted separately as and when issued, subject only to the issue of a temporary or permanent Global Note (or one or more Certificates) in respect of each Tranche. It is expected that the approval of the Programme will take place on or around 15 May 2002. Prior to official listing, however, dealings will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction. However, unlisted Notes may be issued pursuant to the Programme.

2. Each of the Issuers and the Guarantor has obtained all necessary consents, approvals and authorisations in connection with the issue and performance of the Notes and the guarantees relating to them. The issue of the Notes by Imperial Chemical Industries PLC and the giving of the guarantees by Imperial Chemical Industries PLC relating to the Notes issued by ICI Finance PLC and ICI Investments (Netherlands) B.V. were authorised by resolutions of the Executive Committee of Imperial Chemical Industries PLC passed on 14 July 1997, 22 April 1998, 5 May 1999, 4 May 2000, 14 May 2001 and 14 May 2002, respectively, and the issue of the Notes by ICI Finance PLC and ICI Investments (Netherlands) B.V., respectively, was authorised by resolutions of the Board of Directors of ICI Finance PLC passed on 14 July 1997, 22 April 1998, 5 May 1999, 4 May 2000, 14 May 2001 and 13 May 2002 and by the Board of Managing Directors and by the shareholder of ICI Investments (Netherlands) B.V. passed on 14 July 1997, 22 April 1998, 5 May 1999, 28 April 2000, 14 May 2001 and 13 May 2002.

3. Save as disclosed on page 38 of this Offering Circular, there has been no significant change in the financial or trading position of Imperial Chemical Industries PLC, ICI Finance PLC, ICI Investments (Netherlands) B.V. or the ICI Group since 31 December 2001 and no material adverse change in the financial position or prospects of Imperial Chemical Industries PLC, ICI Finance PLC, ICI Investments (Netherlands) B.V., or the ICI Group since 31 December 2001.

4. Except as disclosed in "Imperial Chemical Industries PLC–Litigation" on pages 34 to 35 of this Offering Circular with respect to the Guarantor and certain of its subsidiaries, none of the Issuers, the Guarantor and any of their respective subsidiaries is or has been involved in any legal or arbitration proceedings that may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the ICI Group or of any Issuer or the Guarantor nor is any Issuer or the Guarantor aware that any such proceedings are pending or threatened.

5. Each Bearer Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code".

6. Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code and the International Securities Identification Number (ISIN) for each Series of Notes will be set out in the relevant Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system the appropriate information will be specified in the relevant Pricing Supplement.

7. For so long as Notes may be issued pursuant to this Offering Circular, the following documents will be available, during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), for inspection at the registered office of the Guarantor and the specified office for the time being of the Fiscal Agent:

   7.1 the Agency Agreement (which includes the form of the Global Notes, the definitive Bearer Notes, the Certificates, the Coupons, the Receipts and the Talons);

   7.2 the Dealer Agreement;

   7.3 the Deeds of Covenant;

   7.4 the Memorandum and Articles of Association of each Issuer (together with an English translation in the case of the Articles of Association of ICI Investments (Netherlands) B.V.);

7.5 the audited consolidated annual accounts of Imperial Chemical Industries PLC, the audited annual accounts of ICI Finance PLC and the audited annual accounts of ICI Investments (Netherlands) B.V. for the two years ended 31 December 2001;

7.6 each Pricing Supplement for Notes that are admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange or any other stock exchange;

7.7 a copy of this Offering Circular together with any supplement to this Offering Circular or further Offering Circular;

7.8 a copy of the subscription agreement for Notes issued on a syndicated basis that are officially listed on the London Stock Exchange; and

7.9 all reports, letters and other documents, balance sheets, valuations and statements by any expert any part of which is extracted or referred to in this Offering Circular.

8. KPMG Audit Plc (Chartered Accountants) have audited, and rendered unqualified audit reports on, the accounts of Imperial Chemical Industries PLC and ICI Finance PLC respectively for the three years ended 31 December 2001 and KPMG Accountants N.V. (registeraccountant (RA)) has rendered an unqualified audit report on ICI Investments (Netherlands) B.V. for the three years ended 31 December 2001.

9. A copy of this Offering Circular has been, and a copy of each Pricing Supplement for Notes listed on the Official List will be, filed with the Securities Board of the Netherlands if required by, and depending on, the relevant exemption or exception from the offering prohibition of article 3 of the 1995 Act on the supervision of the securities trade (as amended) and the regulations issued pursuant thereto.

REGISTERED OFFICES OF THE ISSUERS

Imperial Chemical Industries PLC
20 Manchester Square
London W1U 3AN

ICI Finance PLC
20 Manchester Square
London W1U 3AN

ICI Investments (Netherlands) B.V.
Marten Meesweg 51
3068 AV Rotterdam
The Netherlands

FISCAL AGENT, PAYING AGENT, CALCULATION AGENT, REGISTRAR AND TRANSFER AGENT

JPMorgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1 1YT

PAYING AGENT AND TRANSFER AGENT

J.P. Morgan Bank Luxembourg S.A.
5 Rue Plaetis
L-2338 Luxembourg

ARRANGER

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

AUTHORISED ADVISER

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

AUDITORS

To
Imperial Chemical Industries PLC
and
ICI Finance PLC

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

To
ICI Investments (Netherlands) B.V.

KPMG Accountants N.V.
P.O. Box 29174
3001 GD
Rotterdam
The Netherlands

LEGAL ADVISERS

To the Issuers and the Guarantor

in respect of English law
ICI Group Legal Department
20 Manchester Square
London W1U 3AN

in respect of laws of the Netherlands
Nauta Dutilh
Weena 750
3014 DA Rotterdam
The Netherlands

To the Dealers

in respect of English law

Allen & Overy
One New Change
London EC4M 9QQ

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QJ

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

HSBC Bank plc
Thames Exchange
10 Queen Street Palace
London EC4R 1BQ

J.P. Morgan Securities Ltd.
60 Victoria Embankment
London EC4Y 0JP

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA

Salomon Brothers International Limited
Citigroup Centre
Canada Square
London E14 5LB

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS AG,
acting through its business group UBS Warburg
1 Finsbury Avenue
London EC2M 2PP

Printed by greenaways, a member of the ormolu group
London, Edinburgh, Leeds, Manchester, New York, Paris, Hong Kong, Singapore, Tokyo. S137683

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

IMPERIAL CHEMICAL INDUSTRIES PLC
(REGISTRANT)

BY:

(NAME: DEBJANI JASH)
(TITLE : COMPANY SECRETARY)

DATE: 31 JULY 2002